6/10/2025

SECOND AMENDED AND RESTATED
GREENLIGHT CAPITAL RE, LTD.
POLICY PROHIBITING INSIDER TRADING
AND UNAUTHORIZED DISCLOSURE OF
INFORMATION TO OTHERS

This policy (the “Policy”) supersedes all previous insider trading policies and supplemental insider trading policies adopted by our board of directors.

Introduction

United States federal and state securities laws prohibit any person who is aware of material nonpublic information about a company from purchasing, selling or otherwise trading in securities of that company. These laws also prohibit a person from disclosing material nonpublic information to other persons who may trade or advise others to trade on the basis of that information.

Our board of directors has adopted this Policy to promote compliance with these laws and to protect you and our Company from the serious liabilities and penalties that can result from a violation of these laws.

It is your responsibility to comply with the securities laws and this Policy. If you have questions about this Policy, please contact our General Counsel. Information on how to contact the General Counsel is set forth under the heading “Company Assistance.”

Persons subject to this Policy

If you are an employee, officer, director or alternate director of Greenlight Capital Re, Ltd. (the “Company”) or any of its subsidiaries, then this Policy applies to you and your family members who reside with or are financially dependent on you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities) (each an “Affiliated Covered Person”). The Company may also determine that other persons should be subject to this Policy, such as cedants, retrocessionaires, brokers or consultants who have access to material nonpublic information and who have been notified in writing by the General Counsel that this Policy applies to them (each, an “Unaffiliated Covered Person” and, together with Affiliated Covered Persons, “Covered Persons”).

Because of the small size of the Company, we assume that every Affiliated Covered Person has access to material nonpublic information about us. As a result, this Policy imposes additional restrictions (the “Additional Restrictions”) on your trading in Company securities than would be necessary under general U.S. federal and state securities laws for employees of the Company that did not have access to such information.

If you possess material nonpublic information regarding us at the time of your employment or other services with us terminate, you remain subject to this Policy until the information has been publicly announced by us or is no longer material; provided, however, that you are subject to the Additional Restrictions regardless of whether you possess material nonpublic information regarding us.

Core trading and disclosure restrictions

The following trading and disclosure restrictions apply to all Covered Persons:

•If you have material nonpublic information regarding us, you must not trade or advise anyone else to trade in our securities until such information has been publicly disclosed and a “trading window” has been opened.

•If you have material nonpublic information regarding any other company that you obtained from your employment, directorship or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.

•Do not share material nonpublic information with people in our Company whose jobs do not require them to have the information.

•Do not disclose any nonpublic information, material or otherwise, concerning the Company to anyone outside the Company, including family members, even if that person is expected to hold such information in confidence, unless required as part of your regular duties for the Company or authorized in writing by the General Counsel, and the person receiving the information has a reason to know the information for Company business purposes.

Additional Restrictions

In addition, the following Additional Restrictions apply to all Covered Persons:

•You may not trade in Company securities outside of a trading window. For purposes of this Policy, a “trading window” will commence after the close of trading two (2) full trading days following the Company’s widespread public release of quarterly operating results and end at the close of trading on the last business day of the third (3rd) month of the fiscal quarter; provided, however, notwithstanding the foregoing, the trading window will be closed on the first two (2) full trading days of each month of each fiscal year.

•Even during a trading window, you may not trade during a blackout period. You may not trade in Company securities during any special blackout periods that the General Counsel may designate with the prior written approval of the Chief Financial Officer or the Chief Executive Officer.

•You may not trade in Company securities during a trading window without prior written approval. During a trading window, you may trade in Company securities only after obtaining the written approval of the General Counsel. If you decide to engage in a transaction involving Company securities during a trading window, you must notify the General Counsel using the Stock Trade Requests form at least two (2) business days prior to the proposed transaction. In using the form, you will be required to certify that you are not in possession of material nonpublic information concerning the Company. You must not engage in the transaction unless and until the General Counsel provides their approval via Smartsheet. Any determination by the General Counsel to disapprove a proposed trade will require the concurrence of the Chief Financial Officer (or the Chief Executive Officer if the Chief Financial Officer is unavailable). The foregoing functions of the General Counsel will be undertaken by the Chief Financial Officer in the case of proposed trades by the General Counsel. Proposed trades by the Chief Executive Officer will require approval by any of (i) the General Counsel; (ii) the Chief Financial Officer or (iii) the Chairman of the Audit Committee of our board of directors. The existence of these approval procedures does not in any way obligate the General Counsel to approve any transaction.

If a proposed transaction receives pre-clearance, the pre-cleared trade must be effected within five (5) business days of receipt of pre-clearance and within an open trading window, unless an exception is granted or the person becomes aware of material nonpublic information before the trade is executed, in which case the pre-clearance is void and the trade must not be completed. Transactions not effected within the time limit and within an open trading window must be pre-cleared again prior to execution. Automated requests for update will be sent through Smartsheet and must be completed upon trade execution or lapse of time limit.

•You may not place Company securities in a margin account or pledge Company securities as collateral for any other loan. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral to secure loans. Notwithstanding the foregoing, any pledges (or hypothecations) of Company securities as collateral to secure a loan or other obligation or placements of Company securities in a margin account effected prior to the date of adoption of this Policy by any Covered Persons (and only such pledges (or hypothecations) and placements) shall not be subject to the prohibitions set forth in or be in violation of this section.

•You may not trade in puts or calls or engage in short sales with respect to Company securities, regardless of whether or not you have material nonpublic information. Trading in “puts” and “calls” (publicly traded options to sell or buy stock) and engaging in short sales are often perceived as involving insider trading and they may focus your attention on the Company’s short-term performance rather than its long-term objectives. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prohibits officers and directors from engaging in short sales. Therefore, transactions in puts, calls and other derivative securities with respect to Company securities on an exchange or in any other organized market are prohibited by this Policy, as are short sales of Company securities.

•You may not engage in hedging transactions with respect to Company securities, regardless of whether or not you have material nonpublic information. Certain forms of hedging transactions, such as zero-cost collars and forward sale contracts, allow a shareholder to lock in the value of their share holdings, often in exchange for all or a portion of any future appreciation in the shares. The shareholder is then no longer exposed to the full risks of share ownership and may no longer have the same objectives as the Company’s other shareholders. Therefore, hedging transactions are prohibited under this Policy.

Transactions covered by this Policy

This Policy applies to any gifts, purchase or sale of Company securities, including our ordinary shares, options to purchase our ordinary shares, any other type of securities that we may issue, such as preferred shares, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving Company securities.

Notwithstanding this general rule, certain transactions under Company benefit plans are not prohibited by this Policy. These transactions are discussed in this Policy under the heading “Exceptions to this Policy for certain transactions under Company benefit plans.” In addition, trading in Company securities is not prohibited by this Policy if the trades are conducted pursuant to a pre-arranged trading plan that meets certain conditions. These types of plans are discussed in this Policy under the heading “Exceptions to this Policy for trades pursuant to prearranged trading plans.”

Definition of material nonpublic information

Material information. Information about our Company is “material” if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold our securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about us. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of our securities. Both positive and negative information may be material. Information that could be material about our Company includes but is not limited to:

•financial performance and earnings releases (including projections and changes of previously announced earnings releases)

•a significant change in our operations, projections or strategic plans

•a potential merger, acquisition or tender offer

•a potential sale of significant assets or subsidiaries

•a Company restructuring

•investment returns

•significant related party transactions

•the gain or loss of a major cedant, retrocessionaire or broker relationship

•a new line of business, product or discovery

•a significant pricing change in our products or services

•a declaration of a share split, a public or private securities offering by us or a change in our dividend policies or amounts

•calls, redemptions or purchases of the Company’s securities by the Company

•a change in senior management or other major personnel changes

•an actual or threatened major lawsuit

•potential or imminent changes in the Company’s financial strength or credit rating by a rating agency

•bank borrowings or other financing transactions out of the ordinary course

•a significant cybersecurity breach

Nonpublic information. Nonpublic information is information that is not generally available to the investing public. If you are aware of material nonpublic information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or a filing with the Securities and Exchange Commission (the “SEC”)) and the market has had sufficient time to absorb the information. For purposes of this Policy, information will generally be considered public after the second (2nd) full trading day following the Company’s public release of the information. For example, if we issued a press release on a Tuesday, the first (1st) day that trading could occur would be on Friday.

If you are not sure whether information is material or nonpublic, consult with the General Counsel for guidance before engaging in any transaction in Company securities. However, you may not trade in the Company’s securities even during a trading window without first obtaining approval from the General Counsel using the Stock Trade Requests form.

Unauthorized disclosure of information

You are prohibited from disclosing to anyone inside or outside of the Company any nonpublic information obtained at or through the Company, except when such disclosure is part of your regular duties and is needed to enable the Company to carry out its business properly and effectively.

We are subject to laws that govern the timing of our disclosures of material information to the public and others. Only certain designated employees may discuss the Company with the news media, securities analysts and investors. All inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to Karin Daly of The Equity Group Inc. Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

“As to these types of matters, the Company’s spokesperson is Karin Daly. If there is any comment, she would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Company information: (i) avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated; (ii) mark sensitive documents “confidential” and use sealed envelopes marked “confidential”; (iii) secure confidential documents and restrict the copying of sensitive documents; (iv) provide instructions to receptionists regarding outside inquiries; (v) use code names for sensitive projects; (vi) use passwords to restrict computer access; and (vii) do not use any Internet message boards or similar medium available to the public to post any unauthorized messages regarding the Company or our business, financial condition, employees, clients or other matters related to us.

Consequences of violating insider trading laws or this Policy

The consequences of violating the securities laws or this Policy can be severe. They include the following:

Civil and criminal penalties. If you violate the insider trading or tipping laws, you may be subject to:

•civil penalties

•criminal fines
•imprisonment.

In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

The size of the transaction or the amount of profit received need not be significant to result in prosecution. The SEC has the ability to monitor even the smallest trades, and the SEC performs routine market surveillance. Brokers and dealers are required by law to inform the SEC of any possible violations by people who may have material nonpublic information. The SEC aggressively investigates even minor insider trading violations.

Company discipline. If you violate this Policy, including the failure of submitting a request using the Stock Trade Requests form to the General Counsel prior to any trade, or insider trading or tipping laws, you may be subject to disciplinary action by the Company, including termination for cause. A violation of our Company Policy is not necessarily the same as a violation of law and we may determine that specific conduct violates Company Policy, whether or not such conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking any disciplinary action.

Reporting of violations. Any employee, officer or director who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the General Counsel.

Exceptions to this Policy for certain transactions under Company benefit plans

Certain transactions in Company securities under Company benefit plans are not prohibited by this Policy. These are:

Stock option exercises. This Policy does not apply to your exercise of an employee stock option. It also does not apply to your election to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to sales of shares received upon exercise of an option, including any broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Employee stock purchase plan. This Policy does not apply to purchases of Company stock in any employee stock purchase plan that may be adopted from time to time resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company stock resulting from lump sum contributions to the plan, if any, provided that you elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to your election to participate in the plan, if any, for any enrollment period, and to your sales of Company securities purchased pursuant to the plan, if any.

Exception to this Policy for trades pursuant to pre-arranged trading plans

The trading restrictions in this Policy do not apply to trading in Company securities if the trades occur pursuant to a prearranged trading plan that has been pre-cleared by our General Counsel and adopted during a trading window. An SEC rule, Rule 10b5-1(c) of the Exchange Act, provides an affirmative defense from insider trading liability for trades that occur pursuant to a pre-arranged “trading plan” that meets certain conditions specified therein. You must pre-clear any such trading plan with our General Counsel General Counsel and you must enter into the trading plan at a time when you are not aware of any material nonpublic information. As a condition to the approval of any such plan, the General Counsel may require the inclusion in the plan of any provisions deemed necessary or advisable to comply with the law and Company Policy, including but not limited to, the ability of the Company to suspend transactions under the plan if the General Counsel or our board of directors determines to do so. Any changes to a trading plan that has been approved by the General Counsel must also be approved by the Chief Financial Officer before any further transactions can be effected pursuant to the plan.

Exceptions to this Policy relating to the Additional Restrictions

In addition, specific exceptions to the Additional Restrictions may be made when the person requesting approval does not possess material nonpublic information, personal circumstances warrant the exception and the exception would not otherwise contravene the law or the purposes of this Policy. Any request for an exception should be directed to the General Counsel. Any request for an exception by a director or officer shall also require the pre-approval of the Audit Committee of our board of directors. Additionally, any modifications or edits to this Policy require General Counsel approval.

Company Assistance

If you have a question about this Policy or whether it applies to a particular transaction, please contact our General Counsel for additional guidance.

Link to the Stock Trade Requests form can be found here, and on the Hub.

PDF version of the Stock Trade Requests form may be used in special circumstances and can be found under the Forms subfolder in Workiva here.